EXHIBIT 7.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

Effective January 1, 2014, TOTAL changed the presentation currency of the Group’s Consolidated Financial Statements from the Euro to the US Dollar. Comparative 2013, 2012, 2011 and 2010 information in the table below has been restated. For more information, see the Introduction to TOTAL’s 2014 Consolidated Financial Statements.

	Years Ended December 31,
(Amounts in millions of U.S. dollars)	2014	2013	2012	2011	2010
Net income(a)(b)	4,244	11,228	13,648	17,400	14,740
Income tax expenses(a)(b)	8,614	14,767	16,747	19,614	13,583
Non-controlling interests	6	293	188	424	313
Equity in income of affiliates (in excess of)/ less than dividends received	29	(775)	272	(149)	(623)
Interest expensed	536	656	649	862	551
Estimate of the interest within rental expense	406	357	334	299	268
Amortization of capitalized interest	160	135	205	280	317

Total(a)(b)	13,995	26,661	32,043	38,730	29,149

Interest expensed	536	656	649	862	551
Capitalized interest	341	349	333	245	156
Estimate of the interest within rental expense	406	357	334	299	268
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Fixed charges	1,283	1,362	1,316	1,406	975

Ratio of earnings to fixed charges(a)(b)	10.91	19.57	24.35	27.55	29.90

(a)	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.
(b)	Figures for 2012, 2011 and 2010 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.